Exhibit 17.1

RESIGNATION

I, Peixin Xu, hereby resign as Director and Chairman of the Board, President and any other office that I hold in Bison Capital Acquisition Corp., a Delaware corporation (the “Company”), effective upon the consummation of the transactions contemplated by certain Agreement and Plan of Merger, dated as of September 12, 2018, as amended, by and among the Company, Bison Capital Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bison, Xynomic Pharmaceuticals, Inc., a Delaware corporation (“Xynomic”), and Yinglin Mark Xu, an individual residing in Shanghai, China, solely in his capacity as the Shareholder Representative of Xynomic.

Date: May 14, 2019	/s/ Peixin Xu
Name: Peixin Xu